AerCap Holdings N.V.

AerCap House

Stationsplein 965

1117 CE Schiphol Airport Amsterdam

The Netherlands

December 16, 2011

VIA EDGAR AND HAND DELIVERY

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, NE

Washington, D.C. 20549

Re:                             AerCap Holdings N.V.

Form 20-F for the Year Ended December 31, 2010

Filed March 23, 2011

Form 6-K

Filed November 29, 2011

File No. 0-3922

Dear Mr. Decker:

On behalf of AerCap Holdings N.V. (the “Company”, “we” or “us”), this letter responds to the letter of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”), dated December 8, 2011, setting forth comments to (i) our Form 20-F for the year ended December 31, 2010 (our “20-F”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 23, 2011 and (ii) our Form 6-K filed with the Commission on November 29, 2011 (our “6-K”). For ease of reference, we have repeated the Staff’s comments in bold preceding each of our responses.

Form 20-F for the Year Ended December 31, 2010

General

1.                                       Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:

We acknowledge the Staff’s comment. We have set forth our proposed disclosure revisions pursuant to the Staff’s comments in this letter and will include the revisions in future filings, if applicable.

Management’s Discussion and Analysis

2.                                       You present net income attributable to AerCap Holdings N.V. and total basic and fully diluted earnings per share excluding non-cash charges relating to the mark-to-market of interest rate caps and share based compensation. You also present net spread. Please identify these as non-GAAP financial measures and either provide the disclosures required by Item 10(e) of Regulation S-K or cross-reference to the disclosures on page 71.

Response:

We acknowledge the Staff’s comment and will identify net income attributable to AerCap Holdings N.V. and total basic and fully diluted earnings per share excluding non-cash charges relating to the mark-to-market of interest rate caps and share based compensation and net spread as non-GAAP financial measures in future filings. These non-GAAP financial measures will be cross-referenced to a disclosure, similar to the disclosure on page 71 of our 20-F, in future filings.

Critical Accounting Policies

Impairments, page 53

3.                                       All of your aircraft older than 15 years passed the recoverability test with undiscounted cash flows exceeding the carrying value of aircraft between 1% and 148%. Please disclose the carrying value of any aircraft, including those less than 15 years old, for which you have determined that the undiscounted cash flows do not substantially exceed the carrying value to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity.

Response:

We acknowledge the Staff’s comment and will disclose the carrying value of any aircraft, including those less than 15 years old, for which we have determined that the undiscounted cash flows do not substantially exceed the carrying value in future filings. In our future filings we will define an appropriate threshold for aircraft for which the undiscounted cash flows do not substantially exceed the carrying value of the aircraft. The threshold will take into account the extent that the asset amounts, in the aggregate or individually, could materially impact our operating result or total shareholder’s equity.

In future filings we will include the following disclosure:

We have defined a threshold of xx% for aircraft for which the undiscounted cash flows do not substantially exceed the carrying value of the aircraft. The aggregated carrying value of x aircraft that do not substantially exceed our xx% threshold on December 31, 201x amounts to $x million.

Consolidated Cash Flows, page 68

4.                                       Given your significant foreign operations, please enhance your liquidity disclosure to address the following:

•                  Disclose the amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of December 31, 2010;

•                  Disclose whether or not you would need to accrue and pay taxes if these amounts are repatriated;

•                  Disclose, if true, that you do not intend to repatriate these amounts; and

•                  Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations. For example on page F-14, you disclose that access to AeroTurbine’s cash and cash equivalents for group purposes is limited. Refer to Item 5(b) of the Form 20-F.

We respectfully advise the Staff that we are a publicly limited company based in, and resident for tax purposes in, the Netherlands. We are not engaged in business within, nor do we have a permanent establishment in the United States. Only our U.S. subsidiaries are subject to U.S. net income tax or would potentially have to withhold U.S. taxes upon a distribution of our earnings. Accordingly, we do not have to accrue and pay any United States taxes as a result of repatriation of earnings from our foreign subsidiaries.

Likewise, for Dutch tax purposes, we do not have to accrue and pay any taxes as a result of repatriation of earning from any of our foreign subsidiaries to the Netherlands. As of December 31, 2010, $247.5 million out of $404.5 million of cash and short-term investments were held by our foreign subsidiaries. In future filings we will enhance our liquidity disclosures accordingly.

Additionally, we respectfully advise the Staff that our legal restrictions in relation to dividend payments are described on page 117 and 118 of our 20-F. There are no other legal or economic restrictions on the ability of our subsidiaries to transfer funds in the form of cash dividends, loans or advances except for the restrictions relating to AeroTurbine, which were disclosed. Please note that AeroTurbine was sold in 2011.

5.                                       Please clearly disclose all material unused sources of liquidity, including the amounts available under your debt agreements. Refer to Item 5(b) of the Form 20-F.

Response:

We acknowledge the Staff’s comment and will disclose all material unused sources of liquidity, including the amounts available under our debt agreements, under Consolidated Cash Flows in our future filings.

In future filings we will include the following disclosure under Consolidated Cash flows:

Our cash balance at December 31, 2011 was $x million, including restricted cash of $x million. Our unused lines of credit at December 31, 201x were $x million and primarily consisted of an ECA-guaranteed facility of $x million and a revolving credit facility of $x million. Both facilities can only be used to finance the acquisition of aircraft.

6.                                       In your response to comment 51 of your letter dated November 18, 2009, you agreed to provide additional disclosures regarding the cash held by your restricted cash entities. Please tell us where these disclosures are provided or expand your disclosures as necessary. For any of these cash amounts not recorded in restricted cash, please disclose the amount of cash and help us understand why these amounts would not be included in restricted cash.

Response:

We respectfully advise the Staff that we provided extensive disclosures regarding the cash held by our restricted cash entities, including the cash held by our restricted cash entities not recorded in restricted cash, on page 69-71 and F-11 of our Form 20-F for the year ended December 31, 2009. As a result of our improved liquidity position, the significant decrease of our contractual obligations and the repurchase of the 50% equity interest in AerVenture during 2010, we reduced these disclosures to the disclosures as included on page 71 and F-14 of our Form 20-F for the year ended December 31, 2010.

In our 2009 20-F, we introduced the terms “restricted cash entities” and “non-restricted cash entities” for liquidity analysis purposes at our group level. This liquidity analysis was provided because of a high amount of interest by analysts and our investors in understanding exactly how much cash was available at our group level to support the committed purchases of aircraft from Airbus. Certain of our subsidiaries had free cash available to be used for such subsidiaries’ business and operations but access to this cash by our group level was limited. For example, access to the cash in our AeroTurbine facility was limited to a $10 million dividend per annum, which was a restriction required by the AeroTurbine debt facility. In addition, the joint venture entity “AerVenture”, in which we had a 50% ownership position but fully consolidated under FIN 46, had free cash available for use in its business and operations, but the cash was not available to our group level unless dividends were jointly approved by us and our joint venture partner. AeroTurbine and AerVenture were our most significant “restricted cash entities” for which we reported the cash as cash and cash equivalents and not as restricted cash. Based on Rule 5-02.1 of Regulation S-X and as noted above, the AeroTurbine and AerVenture cash balances were freely usable by these entities in their respective operations and were not restricted as to withdrawal or usage by these entities. Therefore, these cash balances were classified as cash and cash equivalents, as included in our 2009 and 2010 20-F, and were therefore not classified as restricted cash. Please note that during the year ended December 31, 2010, we repurchased the 50% equity interest in AerVenture and during the year ended December 31, 2011, we sold AeroTurbine. As a result of these two transactions, we no longer have significant cash balances in restricted cash entities which are classified as cash and cash equivalents.

Financial Statements

Notes to the Financial Statements, page F-9

General

7.                                       Please include a table to show the effects of changes in your ownership interest in subsidiaries on the equity attributable to you. Please refer to ASC 810-10-50-1A.d. and ASC 810-10-55-4M for guidance.

Response:

We acknowledge the Staff’s comment and will include a table, in accordance with ASC 810-10-50-1A.d and ASC 810-10-55-4M, to show the effects of changes in our ownership interest in subsidiaries on the equity in our future filings.

In future filings we will include the following disclosure:

	2009	2010	2011
	(US dollars in thousands,)

Net income attributable to AerCap Holdings N.V.	$165,166	$207,573	$ x

Transfers (to) from the non-controlling interest
Increase in AerCap Holdings N.V. paid-in capital as a result of a default of the joint venture partner in AerVenture	25,078	—	—
Decrease in AerCap Holdings N.V. paid-in capital for sale of 50% equity interest in AerVenture	(45,182)	—	—
Decrease in AerCap Holdings N.V. paid-in capital for the repurchase of 50% equity interest in AerVenture	—	(49,854)	—
Increase in AerCap Holdings N.V. paid-in capital for the sale of a 50% equity interest in a A330 joint venture	—	2,072	—
Net transfers (to) from non-controlling interest	(20,104)	(47,782)	—
Changes in AerCap Holdings N.V. shareholders’ equity from net income attributable to AerCap Holdings N.V. and transfers (to) from non-controlling interests	$145,062	$159,791	$ x

Note 1. General

Genesis Transaction, page F-9

8.                                       Please disclose the reasons why the Genesis transaction resulted in a significant amalgamation gain. Refer to ASC 805-30-50-1(f)(2).

Response:

We acknowledge the Staff’s comment and in future filings we will include the following disclosure:

The significant amalgamation gain resulted from the difference between the fair value of net assets acquired as of March 25, 2010 and the consideration paid. The consideration paid consisted of a fixed number of shares, which was set in September 2009. The consideration paid was subsequently determined by our share price on March 25, 2010. On March 25, 2011, our share price was trading at $10.83 resulting in a total consideration paid of $372.3 million, while the fair market value of the net assets acquired was $403.4 million, which resulted in a significant amalgamation gain.

Accrued Maintenance Liability, page F-19

9.                                       You record as revenue all maintenance rent receipts not expected to be repaid to lessees. Please expand your disclosures to better explain the timing of your revenue recognition of this maintenance rent revenue. For example, please clarify whether you estimate the total amount of maintenance reimbursements for the entire lease term and only record revenue after you have received enough maintenance rent to cover this total amount.

Response:

We acknowledge the Staff’s comment and will expand disclosure relating to the timing of our revenue recognition of maintenance rent revenue in future filings, as follows:

We estimate the total amount of maintenance reimbursements for the entire lease and only record revenue after we have received enough maintenance rent under a particular lease to cover the estimated total amount of maintenance reimbursements.

Revenue Recognition, page F-20

10.                                 ASC 605-10-25-1(b) notes that paragraph 83(b) of FASB Concepts Statement No. 5 states that an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations. In this regard, please address the following:

•                  Please help us understand how you determined that the sale of aircraft, engines and parts should be reflected in your determination of revenues and correspondingly the costs of these sales should be separately presented in expenses;

•                  Please help us better understand the nature of the amounts included in the sales revenue and cost of goods sold line items. Please further clarify in your disclosures whether these sales are for assets that were purchased with the intent to resell, assets which were previously leased, or both. If sales revenues and cost of goods sold include assets which were previously leased, please tell us the amount of sales and cost of goods sold related to these assets for each of the three years ended December 31, 2010 and the nine months ended September 30, 2011; and

•                  Please also tell us what consideration you gave to SAB Topic 5:B in regards to your presentation of these amounts.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that prior to the AeroTurbine acquisition in 2006, we presented our gain on sale of assets on a net basis. As a result of the AeroTurbine acquisition, we reclassified our presentation of sales of aircraft and engines on a gross basis. Prior to the AeroTurbine acquisition, we operated primarily in the aircraft leasing markets and would only occasionally enter into aircraft sale transactions, while AeroTurbine had historically derived a significant portion of its revenue from trading assets and presented its asset sales on a gross basis as sales revenue and cost of goods sold. Given the existing and acquired knowledge and relationships with airlines, aircraft manufacturers, MRO service providers and commercial and financial institutions, we were able to take advantage of more aircraft trading and selling opportunities. Based on the above we reclassified our asset sales presentation from a net gain on sale basis to a gross basis as sales revenue and cost of goods sold. The reclassification as a result of the AeroTurbine acquisition was disclosed on page F-14 of our 2006 20-F. During 2011, we sold our interest in AeroTurbine and therefore we will reinstate the original net gain on sale presentation of assets sales in accordance with SAB Topic 5:B, in our future filings. Going forward we expect that a majority of our asset sales will consist of aircraft that were previously leased. We will also reclassify the comparative financial information in our future filings, as we believe such a reclassification would be meaningful to the readers of our financial statements. As a result of the AeroTurbine sale, AeroTurbine’s sales revenue and cost of goods sold have already been reclassified to discontinued operations in our filings.

11.                                 On page 65, you disclose that you sold five forward order positions which are recorded in sales revenue on a net basis, which represents sales price less cost of goods sold, at the time of the related delivery. Given that it appears your other sales revenue is recorded on a gross basis, please expand your disclosures to clarify when you record sales on a net basis and how you determined it was appropriate to record certain sales as net while others as gross. Please also tell us the sales price and corresponding cost of goods sold amounts related to these order positions.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we sold “the right of buying and receiving an aircraft from the manufacturer” to a third party. Upon the sale of this right we were no longer entitled to the delivery of the aircraft. The aircraft were delivered directly from Airbus to the purchaser. Because we sell aircraft in our normal course of business, the sales revenue line was considered to be the most appropriate place to record the revenue from this transaction. As discussed in comment number 10, we will present gain on sale of assets, including forward order position, on a net basis and will disclose this accordingly in our future filings. However, because we have already determined that we are changing the way we are accounting for aircraft sales, we have not presented the above analysis here.

Share-Based Compensation, page F-21

12.                                 In accounting for share-based compensation in accordance with ASC 718, you recognize compensation expense when it becomes probable that participants in share-based incentive plans, who hold direct or indirect equity interests in shares or options to acquire such shares, will be able to achieve fair value. Please help us better understand how you make the determination that it will be probable and correspondingly how this complies with ASC 718.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that our share-based compensation plans have both timing and performance based criteria. The potential equity grants are divided over the time-based and performance-based criteria. The performance criteria are based on annual EPS targets, which are set by the Nomination and Remuneration Committee. The only exception to the annual EPS performance targets, is the most recent share-based compensation plan, which includes performance criteria based on a four year average EPS target.

We record the time-based grants on a straight-line basis over time in accordance with ASC 718-10-25-2.

In accordance of ASC 718-10-25-20 and 21 the performance-based equity grants, which have annual EPS targets, are assessed during the year. Based on our experience, we can only determine whether annual targets will be achieved during the last two quarters of the year. During the last four years we did not achieve two annual EPS targets and in both of these years the results during the year did not indicate that we would not meet targets. The total amount of performance-based charges for the year ended December 31, 2010 and December 31, 2009, amounted to $0.3 million and $0.0 million, respectively.

For the latest plan with a four-year average EPS target provided in accordance with ASC 718-20-55-35 through 40, we apply and update compensation expense on an annual basis, based on the actual performance over the year.

Note 8. Investments, page F-26

13.                                 Please disclose which line item on your consolidated income statements includes the net income (loss) for investments accounted for under the equity method as well as the corresponding amount recorded. In your Form 6-K filed on November 29, 2011, you exclude the net income for investments accounted for under the equity method from your determination of income from continuing operations before income taxes. Please tell us how you determined this presentation was appropriate pursuant to Rule 5-03 of Regulation S-X.

Response:

We acknowledge the Staff’s comment and note that in previous years the amount of net income (loss) of investments accounted for under the equity method was immaterial and recognized as “Other Revenue”. During the fourth quarter of 2010, we acquired a 40% interest in a joint venture. During the first quarter of 2011, we determined that the net income (loss) of investments accounted for under the equity method would become material and in accordance with Rule 5-03 of regulation S-X we subsequently added a new line item to our financial statements. In future filings we will present this change on our income statement as follows:

	Nine months ended September 30,
	2010	2011
	(US dollars in thousands, except share and per share amounts)
Income from continuing operations before income taxes and income of investments accounted for under the equity method	177,364	151,927
Provision for income taxes	(15,877)	(10,086)
Net income of investments accounted for under the equity method	2,313	8,511
Net Income from continuing operations	163,800	150,352
Income (loss) from discontinued operations (AeroTurbine, including loss on disposal), net of tax	(2,774)	(54,063)
Bargain purchase gain (“Amalgamation gain”), net of transaction expenses	274	—
Net Income	$161,300	$96,289
Net (income) loss attributable to non-controlling interest	(26,168)	(453)
Net Income attributable to AerCap Holdings N.V.	$135,132	$95,836
Basic and diluted earnings per share	$1.25	$0.64
Weighted average shares outstanding, basic and diluted	107,936,616	148,618,178

Note 9. Intangible Assets, page F-26

14.                                 It is not clear how note (a) on page F-27 relates to the other reduction to lease premiums of $29,064. Please further clarify what this reduction is for and correspondingly how the amounts in note (a) correspond to the $29,064.

Response:

We acknowledge the Staff’s comment and will expand the footnote to include the amount that resulted from the iterative calculation due to the elimination of valuation allowances in Ireland and the U.S.. We will include the following disclosure in our future filings:

Reduction of $29,064 in the year ended December 31, 2006, consisting of $17,431 and $5,386 due to elimination of valuation allowances in Ireland and the U.S., respectively, which existed at the date of the 2005 Acquisition and the deferred tax effect of $6,247 were determined through an iterative calculation due to those eliminations.

Note 16. Income Taxes, page F-39

15.                                 For any significant variances by jurisdiction between the effective and statutory tax rates which appear to be reflected in the second table provided on page F-40, please disclose the nature of the significant differences that make up the variances and the corresponding amounts. Refer to ASC 740-10-50-12.

Response:

We acknowledge the Staff’s comment and will include in future filings disclosure relating to the nature of the jurisdictional differences in tax rates, particularly with respect to our global operations in Ireland, IOM and the US. We will include the following disclosure in our future filings:

Reconciliation of statutory income tax expense to actual income tax expense/(benefit) is as follows:

	Year ended December 31,
	2009	2010	2011
Income tax expense at statutory income tax rate	$53,618	$64,716	$ x
Valuation allowance (a)	14,746	27,400	x
Income arising from non taxable items (permanent differences) (b)	(14,112)	(19,162)	x
Tax on global activities (c)	(50,358)	(50,638)	x
	(49,724)	(42,400)	x
Actual income tax expense (benefit)	$3,894	$22,316	$ x

(a)          Relates to losses and credit forwards in our Dutch tax jurisdiction, which expire with time, triggering the valuation allowance.

(b)         Relates to non taxable income arising from aircraft with a higher tax basis.

(c)          Results from our global operations, which can be summarized as follows for each of the years presented:

	Year ended December 31, 2009
	Pre-tax income	Tax rate	Variance to 25.5% statutory tax rate	Tax variance as a result of global activities
Tax jurisdiction
The Netherlands	$(119,080)	25.5%	0.0%	$—
Ireland	162,520	12.5%	(13.0)%	(21,129)
United States of America	(2,612)	37.3%	11.8%	(308)
Sweden	912	19.0%	(6.5)%	(59)
Isle of Man	113,185	0.0%	(25.5)%	(28,862)
	$154,925			$(50,358)
Income arising from not taxable items	55,340
Income from continuing operations before income taxes	$210,265

	Year ended December 31, 2010
	Pre-tax income	Tax rate	Variance to 25.0% statutory tax rate	Tax variance as a result of global activities
Tax jurisdiction
The Netherlands	$(82,567)	25.0%	0.0%	$—
Ireland	147,571	12.5%	(12.5)%	(18,446)
United States of America	(7,696)	37.6%	12.6%	(970)
Sweden	26	19.0%	(6.0)%	(2)
Isle of Man	124,878	0.0%	(25.0)%	(31,220)
	$182,212			$(50,638)
Income arising from not taxable items	76,650
Income from continuing operations before income taxes	$258,862

	Year ended December 31, 2011
	Pre-tax income	Tax rate	Variance to 25.0% statutory tax rate	Tax variance as a result of global activities
Tax jurisdiction
The Netherlands	$ x	25.0%	0.0%	$ x
Ireland	x	12.5%	(12.5)%	x
United States of America	x	37.6%	12.6%	x
Sweden	x	19.0%	(6.0)%	x
Isle of Man	x	0.0%	(25.0)%	x
	$ x			$ x
Income arising from not taxable items	x
Income from continuing operations before income taxes	$ x

Note 19. Segment Information

Geographical Information, page F-48

16.                                 Please also separately present lease revenues and long-lived assets attributable to the Netherlands as well as for any individual foreign country with material lease revenues and long-lived assets. Refer to ASC 280-10-50-41.

Response:

We acknowledge the Staff’s comment and will include the following disclosure in our future filings:

The following table sets forth the percentage of lease revenue attributable to individual countries representing at least 10% of total lease revenue in any year based on each airline’s principal place of business for the years indicated:

	2009		2010		2011

Germany	x	%	x	%	x	%
Russia	x	%	x	%	x	%
xxx	x	%	x	%	x	%

The following table sets forth the percentage of long-lived assets (flight equipment and intangible assets) attributable to individual countries representing at least 10% of total long-lived assets in any year based on each airline’s principal place of business for the years indicated:

	2009		2010		2011

Germany	x	%	x	%	x	%
Russia	x	%	x	%	x	%
xxx	x	%	x	%	x	%

Note 25. Commitments and Contingencies

Legal Proceedings

VASP Litigation, page F-53

17.                                 In regards to the matter with Viação Aerea de São Paulo, you have determined that it is not necessary to make any provision. If there is at least a reasonable possibility that a loss may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible loss or range of loss, please also supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response:

We acknowledge the Staff’s comment and do not anticipate that there will be a material loss with respect to the Viação Aerea de São Paulo matter. We understand that the amount claimed by Viação Aerea de São Paulo is material, but we have been consistently advised by our counsel in Brazil that the chance of a material claim being awarded is remote. We therefore will include the following disclosure in our future filings:

We do not believe that the outcome of this case will have a material effect on our consolidated financial condition, results of operations or cash flows.

Form 6-K filed November 29, 2011

Financial Statements

Notes to the Financial Statements

Note 16. Subsequent Events, page 16

18.                                 Please expand your disclosures to address the potential impact that the American Airlines bankruptcy filing could have on your financial statements, including the potential impact on lease revenues if they decide to reject the lease agreements or any receivables which you have recorded related to them.

Response:

We acknowledge the Staff’s comment and we respectfully note that the potential impact that the American Airlines (“AA”) bankruptcy might have on our financial statements would be immaterial and would be limited to approximately three months of lost lease revenue for the affected aircraft if the AA contracts are terminated and not reinstated. We estimate this amount to be approximately $5.7 million. Further, we believe this impact would be immaterial and/or unlikely to occur because:

1)              The AA leases are only for 6 aircraft out of our 253 aircraft as of December 12, 2011;

2)              AA is undertaking a strategy to modernize its fleet, and one goal of its restructuring is to phase out older aircraft. The aircraft that AerCap leases to AA is modern and not the type AA has publicly stated that it intends to phase out;

3)              AA has recently told us that it does not intend to terminate any of its leases with us; and

4)              We are in the process of re-instating our purchase and leaseback agreement with AA for the same aircraft, which demonstrates AA’s intent not to terminate any of its leases.

Thus, as a result of the facts above, we believe that termination by AA of its agreements is unlikely and/or will not have a material impact on us.

Finally, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Paul Denaro at 212-530-5431 of Milbank, Tweed, Hadley & McCloy LLP. In addition, please feel free to contact me at +31 206 559 600.

Sincerely,

Keith Helming
Chief Financial Officer

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Enclosures

cc:	Douglas Tanner — Milbank, Tweed, Hadley & McCloy LLP
Paul Denaro — Milbank, Tweed, Hadley & McCloy LLP